EXHIBIT 99.3

November 8, 2012	News Release 12-39

Pretivm Reports Third Quarter 2012 Results

Vancouver, British Columbia November 8, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to report the following highlights from the third quarter of 2012 and updates for its Brucejack Project in northern British Columbia.

Third Quarter 2012 Highlights and Significant Events

•
Announced on July 31, 2012 the bonanza-grade interval from hole SU-452 which, from a downhole depth of 198.79 meters, encountered an average grade of 2,393 grams of gold and 1,605 grams of silver per tonne uncut over 10.71 meters (70.3 ounces gold and 46.8 ounces silver per ton over 35.1 feet), including our highest-grade intercept to date on the Brucejack Project of 41,582 grams of gold and 27,725 grams of silver per tonne uncut over 0.5 meters (1.6 feet averaging 1,212.8 ounces gold and 808.6 ounces silver per ton);

•
Closed a private placement on August 24, 2012 with the issue of 1,150,000 flow-through common shares, inclusive of the exercise of the underwriters’ 150,000 flow-through shares overallotment option, for gross proceeds of $20,700,000;

•	Announced on September 7, 2012 an updated interim high-grade Mineral Resource estimate for the Valley of the Kings;

•	Ended the quarter with working capital of $59,776,218;

•
Completed the 2012 Brucejack Exploration Program in mid-October with a total of 105,769 meters drilled in 306 holes, with the length of the Valley of the Kings nearly doubled to over 800 meters along strike;

•	Announced on October 25, 2012 an operating rate of 2,700 tonnes per day for the Brucejack Project underground mine feasibility study now underway.

2012 Exploration

Drilling over the course of the 2012 Exploration Program successfully demonstrated the continuity and projection of high-grade gold mineralization in Brucejack’s Valley of the Kings.  A total of 41 intervals with uncut grades over 1,000 grams per tonne gold were intersected in 2012, as compared to 25 from the 2009, 2010 and 2011 programs combined.  The Valley of the Kings now extends for over 800 meters along strike and remains open to the east and west along strike and at depth.  With our success in defining and extending the strike length of the Valley of the Kings throughout the 2012 drill program, it continued to be the center of our exploration efforts. Other high-grade zones remain to be tested and will be the focus of future exploration programs.

Resource Estimate

On September 7, 2012, we announced an interim high-grade Mineral Resource estimate for the Brucejack Project (see Brucejack Project Mineral Resources Update Technical Report dated September 18, 2012 and filed on SEDAR on September 18, 2012). The Resource estimate, which incorporated drilling up to hole SU-466, was completed by Snowden Mining Industry Consultants (“Snowden”) as part of the feasibility study now underway for the Brucejack Project.

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	5.1 million ounces of gold in the Indicated Resource category (9.9 million tonnes grading 16.2 grams of gold per tonne); and

•	5.1 million ounces of gold in the Inferred Resource category (4.6 million tonnes grading 35.0 grams of gold per tonne).

The 2012 Mineral Resource estimate for the Brucejack Project, which will incorporate all assays from the 2012 Brucejack Exploration Program, is expected later in the fourth quarter of 2012 or in the first quarter of 2013.

Feasibility Study

Based on the results of a trade-off study completed during the quarter, we decided to advance the Brucejack Project feasibility study on the basis that the gold-silver flotation concentrate will be sold to third parties rather than refined to produce doré on site.

We have also decided to advance the feasibility study with an operating rate of 2,700 tonnes per day, with long-hole stoping and cemented paste backfill chosen for the mining method.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface near the mill and then pumped underground for distribution to the stopes.

The feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Underground

During the quarter we commenced an underground exploration program designed, amongst other things, to access the Valley of the Kings deposit underground and demonstrate continuity of the high-grade gold mineralization. The first phase of the underground program, now well underway, is to slash out the existing West Zone underground workings to five-by-five meters then excavate a decline from the West Zone to the Valley of the Kings, a distance of approximately 450 meters.  We are currently planning the sampling and mining plans for the 10,000 tonne underground bulk sample, which we expect to excavate from the Valley of the Kings in the first half of 2013.

Other Developments

During the third quarter, we completed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per share for aggregate gross proceeds of $20.7 million. The gross proceeds of the offering were used to accelerate exploration of the Valley of the Kings at the Brucejack Project with infill and expansion drilling.

Pretivm’s working capital as at September 30, 2012 was $59,776,218.

Pretivm’s unaudited consolidated financial statements and Management Discussion and Analysis for the three months ended September 30, 2012 will be available on SEDAR and Pretivm’s website www.pretivm.com.

About Pretivm

Pretivm is creating value through gold at its high-grade gold Brucejack Project, located in northern British Columbia.  Brucejack hosts a major undeveloped high-grade gold resource and mineralization remains open along strike and at depth.  A feasibility study for a high-grade underground mine in Brucejack’s Valley of the Kings is underway and expected in the second quarter of 2013.

For further information, please contact:

Robert Quartermain President and Chief Executive Officer	Michelle Romero Corporate Relations Director

Pretium Resources Inc. 570 Granville Street, Suite 1600 Vancouver, BC V6C 3P1 (604)558-1784 invest@pretivm.com www.pretivm.com (SEDAR filings: Pretium Resources Inc.)

Forward Looking Statements

This News Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, risks related to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.